[redacted]

10026369

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy Lee 404-813-5494

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL W GARRETT
Notary Public
Cobb County
State of Georgia
My Commission Expires Feb 6, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(   ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(   ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(   ) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(   ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2010

0909-1092187

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 110,941,594
Cash and securities segregated under Federal and other regulations	18,631
Securities owned	131,922
Commissions receivable	3,244,004
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $7,992,992	1,946,903
Goodwill	42,706,365
Prepaid assets	4,084,747
Other assets	3,269,224
Total assets	$ 166,343,390
Liabilities and shareholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 10,207,649
Income tax payable to Parent	40,200,044
Payable to customer	3,396,250
Accrued other expenses	3,131,170
Total liabilities	56,935,113
Commitments and contingencies (Note 6)	
Shareholder's equity:	
Common stock, $1 par value; 2,000,000 shares authorized 52,125 shared issued and outstanding	52,125
Additional paid-in capital	76,115,636
Retained earnings	33,240,516
Total shareholder's equity	109,408,277
Total liabilities and shareholder's equity	$ 166,343,390

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly-Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2009

Revenues	
Commissions	$ 154,130,629
Trading gains, net of losses	29,639,127
Investment management income	33,122,038
Interest income	575,492
Other income	13,803,124
Total revenue	231,270,410
Expenses	
Compensation and benefits	134,472,894
Expense to affiliate	24,564,935
Clearing expense	20,529,659
Occupancy and equipment	1,294,230
Legal, consulting, and examination fees	4,231,074
Office expense	1,233,535
Computer services	2,636,039
Other expenses	6,663,706
Total expenses, excluding taxes	195,626,072
Income before taxes	35,644,338
Income tax expense	(13,684,008)
Net income	$ 21,960,330

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2008	$ 52,125	$ 76,115,636	$ 17,780,186	$ 93,947,947
Distribution to Parent			(6,500,000)	(6,500,000)
Net income			21,960,330	21,960,330
Balance, December 31, 2009	$ 52,125	$ 76,115,636	$ 33,240,516	$ 109,408,277

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

December 31, 2009

Cash flows provided by operating activities	
Net income	$ 21,960,330
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	968,010
Deferred tax expense	(13,582,786)
(Increase) decrease in operating assets:	
Securities owned	5,152,914
Commissions receivable	1,570,904
Prepaid assets	278,832
Income taxes receivable from Parent	26,110,166
Other assets	528,539
Increase (decrease) in operating liabilities:	
Accrued compensation and benefits	(4,798,189)
Income tax payable to Parent	27,620,461
Intercompany liability	(15,646,750)
Payable to customer	(14,597,500)
Accrued other expenses	2,248,898
Net cash provided by operating activities	37,813,829
Cash flows used in investing activities	
Purchases of premises and equipment	(98,967)
Net cash used in investing activities	(98,967)
Cash flows used in financing activities	
Distribution to Parent	(6,500,000)
Net cash used in financing activities	(6,500,000)
Net increase in cash and cash equivalents	31,214,862
Cash and cash equivalents, beginning of year	79,726,732
Cash and cash equivalents, end of year	$ 110,941,594
Supplemental cash flow information	
Cash paid for income taxes to Parent	26,463,833

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank, which is a subsidiary of SunTrust Bank Holding Company that provides deposit, credit, trust and investment services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities Owned

Securities owned primarily consist of U.S. Treasury securities. These securities are carried at market value with gains and losses recognized currently in the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Lease hold improvements	1–30 years
Furniture and Equipment	1–20 years

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, Ridgeworth Funds. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services. The fees are included in other income in the accompanying statement of operations.

The Company recognizes fee income earned from investment advisory services. This revenue is recorded as investment management income in the accompanying statement of operations.

Secondary trading transactions and related gains and losses are recorded on a trade-date basis.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions charged to customers.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for federal income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

Goodwill

Under the provisions of ASC 350, *Intangible – Goodwill and Other*, the Company completed its annual review of goodwill at September 30, 2009, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No events or circumstances have occurred at December 31, 2009, that would change the conclusion reached as a result of the annual review.

3. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule") requires the Company to maintain minimum net capital, as defined. At December 31, 2009, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2009, the Company had net capital, as defined, of $53,386,848, which was $49,596,098 in excess of the required net capital of $3,790,750. The Company's ratio of aggregate indebtedness to net capital was 1.07:1 at December 31, 2009, which is below the 15:1 maximum allowed.

4. Customer Reserve Exemption

At December 31, 2009, the Company qualified for exemption, as provided in Rule 15c3-3, subparagraph (k)(2) of the Securities Exchange Act of 1934.

5. Related-Party Transactions

During the period ended December 31, 2009, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties reflected in the December 31, 2009 financial statements, are as follows:

5. Related-Party Transactions (continued)

Cash and cash equivalents	$17,908,598
Cash and securities segregated under Federal and other regulations	18,631
Income taxes payable to Parent	40,200,044
Commissions	1,018,378
Expense to affiliate	24,564,935
Other income	15,540,143

Commissions represent Capital Markets (CM) income from the sale of various SunTrust Robinson Humphrey CM products. Other income represents administrative fee income earned from the trading activity associated with STI's mutual fund group, Ridgeworth Funds and referral fees from the SunTrust Private Wealth and Mortgage lines of business. Expense to affiliate is generated from the use of STI's internal services and corporate real estate.

6. Commitments and Contingencies

In September 2008, STIS entered into an "agreement in principle" with FINRA related to the sales and brokering of auction rate securities (ARS) by STIS. This agreement is nonbinding and is subject to the negotiation of a final settlement. At this time there is no final settlement with FINRA, and FINRA has resumed its investigation. Notwithstanding that fact, the Company announced in November 2008 that it will move forward with ARS repurchases from essentially the same categories of investors who would have been covered by the original agreement in principle. Additionally, the Company has elected to purchase ARS from certain other investors not addressed by the agreement in principle. The total par amount of ARS the Company expected to purchase is approximately $270.5 million, although calls or redemptions of certain of the ARSs could occur before or shortly after purchase by the Company and these would reduce this amount slightly. As of December 31, 2009 the Company has repurchased approximately 98% of the securities it intends to purchase. A liability of $3.4 million relating to the obligations to repurchase ARS from certain investors is reflected as customer payable in the statement of financial condition at December 31, 2009.

The Company has concurrently sold these positions to the Parent at market value; therefore does not hold positions on the Company's statement of financial condition. The Company has determined that it has a probable loss pursuant to the provisions of ASC 450, *Contingencies,* that could be reasonably estimated at December 31, 2009 as the difference between the par amount

6. Commitments and Contingencies (continued)

and the estimated fair value of ARS that the Company believes it will likely purchase from investors. The total loss recognized for the year ended December 31, 2009 was approximately $1.5 million. In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company, other than the matter described above, that would materially affect its business and operations.

7. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. For the year ended December 31, 2009, the Company experienced no net losses as a result of the indemnity.

8. Fair Values of Financial Instruments

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2009. The securities owned primarily represent U.S. Treasury Notes, are valued using quoted prices in active markets, and are classified as Level 1 assets in accordance with ASC 820, *Fair Value Measurements and Disclosures*. The total amount of loss relating to the securities owned for the period included in the statement of operations is $154,590.

9. Employee Benefits

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of STI.

The Company's contributions to the pension and other employee benefit plans and to incentive-based compensation plans were $19,519,165 and $69,575,956, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan (Stock Plan), under which the Parent's Compensation Committee has the authority to grant stock options and restricted stock to key employees of the Company. Stock options are granted at a price that is no less than the fair market value of a share of STI common stock on the grant date and may be either tax-qualified incentive stock options or nonqualified stock options.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option credit and restricted stock expense for 2009 was approximately $4,060 and $731,290, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2009, there was approximately $2,212,592 of unrecognized stock-based compensation expense related to nonvested stock.

10. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740, *Income Taxes*, are as follows:

	2009		
	Current	**Deferred**	**Total**
Federal	$ (282,423)	$12,062,362	$11,779,939
State	383,645	1,520,424	1,904,069
	$ 101,222	$13,582,786	$13,684,008

A reconciliation of the expected income tax expense computed at the federal statutory income tax rate to the Company's actual income tax expense is as follows:

	2009
Income tax at federal statutory rate of 35%	$12,475,518
State income taxes, net of federal benefit	1,237,645
Other	(29,155)
Total provision for income taxes	$13,684,008

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax liability totaled $39,974,053 at December 31, 2009. The Company's temporary differences, which give rise to the net deferred tax liability are as follows:

	2009
Employee benefits	(40,570,789)
Other	596,736
Total deferred tax asset/ (liability)	$(39,974,053)

10. Income Taxes (continued)

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes. No unrecognized tax benefits have been recorded under ASC 740-10 and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Parent files consolidated and separate income tax returns in the United States federal jurisdiction and in various state jurisdictions. As of December 31, 2009, the Company's federal returns through 2004 have been examined by the IRS and all issues have been resolved. An IRS examination of the Company's 2005 and 2006 federal income tax returns is currently in progress, but it is nearing completion with only one issue unresolved. Generally, the state jurisdictions in which the Company files income tax returns are subject to examination for a period from three to seven years after returns are filed.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital		
Total shareholder's equity		$ 109,408,277
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements	1,946,903	
Commissions receivable	2,131,256	
Goodwill	42,706,365	
Prepaids and other assets	7,353,970	
Total nonallowable assets		(54,138,494)
Other deductions: Bond deductible in excess		(4,333)
Tentative net capital		55,265,450
Less: Haircuts		
U.S. Treasuries	3,873	
Other short-term securities	1,874,729	
Total haircuts		(1,878,602)
Net capital		$ 53,386,848
Aggregate indebtedness:		
Accounts payable and accrued liabilities		$ 6,453,551
Accrued compensation and benefits		10,207,649
Income taxes payable to Parent		40,200,044
Total aggregate indebtedness		$ 56,861,244
Percentage of aggregate indebtedness to net capital		107%
Computation of basic net capital requirement		
Minimum net capital requirement (6-2/3% of total aggregate indebtedness) (1)		$ 3,790,750
Minimum dollar net capital required (2)		$ 250,000
Net capital requirement (greater of (1) or (2) above)		$ 3,790,750
Excess net capital over net capital requirement		$ 49,596,098
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 47,700,724

There are no material differences between this computation and the Company's amended unaudited Form X-17A-5 as of December 31, 2009, filed on February 23, 2009.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Shareholder and Board of Directors
SunTrust Investment Services, Inc.

In planning and performing our audit of the financial statements of SunTrust Investment Services Inc.(the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Investment Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. SunTrust Investment Services, Inc.'s management is responsible for SunTrust Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries recorded in the general ledger.

   There were no findings.

2. Compared the amounts reported on the Determination of SIPC -7T Calculation Schedule derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers on the Determination of SIPC-7T Calculation Schedule for the period from April 1, 2009 through December 31, 2009.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   This is not applicable as there was no overpayment.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010

Ernst & Young LLP

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035355 FINRA DEC
SUNTRUST INVESTMENT SERVICES INC 12*12
MC 0107
ATTN: SUSAN HECHTLINGER. CCO
303 PEACHTREE CENTER AVE NE STE 140
ATLANTA GA 30303-1279

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 76,661.24

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (41,755.80)

4/09 + 8/09
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 34,905.44

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 34,905.44

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 34,905.44

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SunTrust Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

Christy Lee
(Authorized Signature)

CFO
(Title)

Dated the 24 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $169,066,508.65

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 3,473,500.–

Total additions — 3,473,500.–

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 88,405,756.58

(2) Revenues from commodity transactions. — –

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 7,485,932.87

(4) Reimbursements for postage in connection with proxy solicitation. — –

(5) Net gain from securities in investment accounts. — 398,097.12

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — –

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 1,800,543.88

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):
Fixed Annuities, Annuity Trails, Other Income — 43785,180.47

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –

Enter the greater of line (i) or (ii) — ______

Total deductions — ______

2d. SIPC Net Operating Revenues — $30,664,497.73

2e. General Assessment @ .0025 — $76,661.24

(to page 1 but not less than

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2009
With Reports of Independent Registered Public Accounting Firm

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SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2009

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